Exhibit 1

BioLineRx Announces $3.75 Million Registered Direct Offering and Concurrent Private

Placement

TEL AVIV, Israel, August 28, 2026 -- BioLineRx Ltd. (NASDAQ/TASE: BLRX) (“BioLineRx” or the “Company”), a clinical-stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, today announced that it has entered into a definitive agreement for the purchase of an aggregate of 1,348,921 of the Company’s American Depositary Shares (ADSs) (or ADS equivalents) at a purchase price of $2.78 per ADS (or per ADS equivalent) through a registered direct offering. In addition, the Company has agreed to issue accompanying warrants to purchase up to an aggregate of 2,023,382 ADSs, at a purchase price of $2.78 per ADS (or per ADS equivalent) via a concurrent private placement. The warrants will have an exercise price of $2.78 per ADS and will expire five years from the issuance date. Each ADS represents six hundred (600) ordinary shares, par value NIS 0.10 per share, of BioLineRx. The closing of the offering is expected to occur on or about August 31, 2026, subject to the satisfaction of customary closing conditions.

Chardan is acting as the exclusive placement agent for the offering.

The aggregate gross proceeds to the Company from the offering are expected to be $3.75 million, before deducting the placement agent fees and other offering expenses payable by the Company. The Company currently intends to use the net proceeds from the offering for research and development activities and working capital and general corporate purposes.

The ADSs (or ADS equivalents) offered in the registered direct offering (but excluding the securities offered in the private placement and the ADSs underlying the warrants) are being offered pursuant to a “shelf” registration statement (File No. 333-276323) filed with the Securities and Exchange Commission (“SEC”) on December 29, 2023 and declared effective on January 5, 2024. The offering of the ADSs (or ADS equivalents) to be issued in the registered direct offering is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and be available at the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the securities being offered may also be obtained, when available, by contacting Chardan at One Pennsylvania Plaza, Suite 4800, New York, NY 10119, by telephone at (646) 465-9065 or e-mail at vdealwis@chardan.com.

The securities issued in the private placement and the unregistered warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the unregistered ADSs, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

Warrant Amendment

In connection with the offering, on August 27, 2026, the Company entered into a warrant amendment (the “Warrant Amendment”) pursuant to which the Company agreed to amend certain outstanding ordinary warrants to purchase 277,273 ADSs previously issued and held by the investor in the offering. Effective as of the closing of the Offering, the amended warrants (the “Amended Warrants”) will have (i) a reduced exercise price of $2.78 per ADS, and (ii) an extended expiration date until August 31, 2031.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction

About BioLineRx

BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The Company’s lead development asset is GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors, for which a Phase 1/2a clinical trial was initiated in the first quarter of 2026. GLIX1 is being developed under a collaboration with Hemispherian AS.

The Company's first approved product, APHEXDA® (motixafortide), is indicated in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma, and is being commercialized by Ayrmid Ltd. (globally, except Asia) and by Gloria Biosciences (in Asia). BioLineRx has retained the rights to develop motixafortide in metastatic pancreatic cancer (PDAC) and has a Phase 2b PDAC trial currently ongoing under a collaboration with Columbia University.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements (BioLineRx)

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” and “would,” and describe opinions about future events. These include statements regarding management’s expectations, beliefs and intentions regarding, among other things, the completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of net proceeds from the offering. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, BioLineRx is using forward-looking statements when it discusses the intended use of proceeds and the expected date of closing. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the clinical development, commercialization and market acceptance of GLIX1 and motixafortide including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; the initiation, timing, progress and results of BioLineRx's preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx's ability to advance GLIX1 and motixafortide into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results for GLIX1 and motixafortide will be predictive of real-world results; BioLineRx's receipt of regulatory approvals for GLIX1 and motixafortide and the timing of other regulatory filings and approvals; whether access to GLIX1 and motixafortide is achieved in a commercially viable manner and whether GLIX1 and motixafortide receives adequate reimbursement from third-party payors; BioLineRx's ability to establish, manage, and maintain corporate collaborations, as well as the ability of BioLineRx's collaborators to execute on their development and commercialization plans; BioLineRx's ability to integrate new therapeutic candidates and new personnel, as well as new collaborations; the interpretation of the properties and characteristics of BioLineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection that BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx's expenses, future revenues, capital requirements and its need for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx's industry; BioLineRx's ability to maintain the listing of its ADSs on Nasdaq; statements as to the impact of the political and security situation in Israel on BioLineRx's business which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2026. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

For BioLineRx:
United States
Chuck Padala
LifeSci Advisors, LLC
IR@biolinerx.com

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com